 Integra Resources Corp.

Management's Discussion and Analysis

For the Three and Nine-Month Periods Ended

September 30, 2020 and 2019

Expressed in Canadian Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine-month periods ended September 30, 2020, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance and present and future business environment.

This MD&A has been prepared by management as at November 13, 2020 and should be read in conjunction with the unaudited interim condensed consolidated financial statements of Integra for the three and nine-month periods ended September 30, 2020 and 2019 and the Company's audited consolidated financial statements for the years ended December 31, 2019 and 2018 prepared in accordance with International Financial Reporting Standards ("IFRS"). Further information on the Company can be found on SEDAR at www.sedar.com and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar gold and silver project ("DeLamar Project"), consisting of the neighbouring DeLamar Deposit and Florida Mountain Deposit ("Florida Mtn" or "Florida Mountain") in the heart of the historic Owyhee County mining district in south western Idaho. The management team comprises the former executive team from Integra Gold Corp. The Company announced in September 2019 a positive Preliminary Economic Assessment and expect completing a Pre-Feasibility Study in 2021.

As at November 13, 2020, the directors and officers of the Company were:

George Salamis	President, Director and CEO
Stephen de Jong	Chairman and Director
Andrée St-Germain	CFO and Corporate Secretary
Max Baker	Vice President Exploration
Timothy Arnold	Chief Operating Officer
David Awram	Director
Timo Juristo	Director
Anna Ladd-Kruger	Director
C.L. "Butch" Otter	Director

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture, under the trading symbol "ITR" and trades in the United States on the NYSE American under the stock symbol "ITRG".

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Q3 2020 IN REVIEW

Corporate

For the safety of all employees, the Company closed its corporate office (Vancouver, BC) in mid-March as a result of the COVID-19 global outbreak.  All corporate employees continue to work remotely from home. One of the most significant activity impacted at the corporate level has been the inability to travel due to travel bans and safety risks. The Company has however remained extremely active on the investor relations and marketing front through virtual media forums both with investors and multiple industry conferences. The Company also maintained a steady pace of exploration at its DeLamar exploration project in Idaho as well as progressing on various feasibility-level studies during the course of Q3.

In connection with its NYSE American listing, the Company completed a share consolidation on a 1 for 2.5 basis on July 9, 2020. The share consolidation reduced the number of outstanding common shares from 119,557,943 to 47,823,177. No fractional common shares have been issued pursuant to the consolidation and any fractional common shares that would have otherwise been issued have been rounded down to the nearest whole number and cancelled.

The common shares of the Company began trading on the NYSE American under the symbol "ITRG" on July 31, 2020. The common shares ceased to trade on the OTCQX concurrently with the NYSE listing. The Company continues to list on the TSX Venture Exchange.

The Company closed on September 14, 2020 a previously announced US$23.1 million (C$30.4 million) bought deal financing.  Pursuant to the offering, Integra issued 6,785,000 common shares of the Company, including 885,000 common shares issued in connection with the exercise in full of the over-allotment option granted to the underwriters in connection with the offering, at a price of US$3.40 (C$4.48) per common share. The offering was oversubscribed.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Exploration

For the safety of all employees, the Company suspended drilling and exploration activities in mid-March. The U.S. Government has declared mining an essential service; with comprehensive operational procedures in-place, which were specifically designed to mitigate the risk of disease transmission amongst essential site staff and crews, the Company resumed drilling in mid-May. The Company continues to practice social distancing and complying with both Oregon and Idaho State Government requirements regarding COVID-19.

Drilling:

The Company completed a total of 7,454m of exploration core drilling this quarter, for a total of 9,772m this year.

During the third quarter, two exploration drill rigs were in operation at Florida Mountain, and a third exploration drill rig drill tested high-grade targets at War Eagle. Assays are pending for both targets as the local Analytical Laboratories are currently working to full capacity.

On July 29, 2020, the Company announced drilling results from its first four drill holes at Florida Mtn, representing approximately 1,550 m of the 7,000 m exploration drill program at Florida Mtn. The holes intersected significant high-grade gold and silver mineralization both within and outside of the existing NI 43-101 resource boundary. These drill results provide evidence that structurally-controlled high-grade veins exist below the current resource and that further drill definition could potentially be interpreted and modelled as high-grade mill feed in future economic studies.

Florida Mtn exploration drilling highlight intercepts include*:

  Drill Hole FME-20-076
  1.99 grams per tonne ("g/t") gold ("Au") and 24.17 g/t silver ("Ag") (2.30 g/t gold equivalent ("AuEq")) over 117.04 m

• Including 72.37 g/t Au and 82.00 g/t Ag (73.43 g/t AuEq) over 1.52 m

• Including 6.77 g/t Au and 68.62 g/t Ag (7.65 g/t AuEq) over 10.97 m

  10.08 g/t Au and 1,233.77 g/t Ag (25.96 g/t AuEq) over 3.60 m

• Including 34.40 g/t Au and 4,075.40 g/t Ag (86.85 g/t AuEq) over 0.88 m

  6.37 g/t Au and 1,459 g/t Ag (25.14 g/t AuEq) over 1.52 m
  Drill Hole FME-20-077
  1.63 g/t Au and 17.13 g/t Ag (1.85 g/t AuEq) over 113.69 m

• Including 72.07 g/t Au and 63.16 g/t Ag (72.88 g/t AuEq) over 1.52 m

*Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); Intervals reported are uncapped

On September 24, 2020, the Company announced drilling and geophysics results from Florida Mountain. Five drill holes representing approximately 1,500 m of the 7,000 m exploration drill program at the Florida Mountain Deposit intersected significant high-and-low-grade gold and silver mineralization both within and below the existing NI 43-101 resource boundary.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Exploration drilling highlight intercepts include**:

o Drill Hole FME-20-084
◾ 1.51 grams per tonne ("g/t") gold ("Au") and 102.12 g/t silver ("Ag") (2.82 g/t gold equivalent ("AuEq")) over 87.48 meters ("m")

 ◾ Including 8.91 g/t Au and 607.55 g/t Ag (16.73 g/t AuEq) over 6.25 m
 ◾ Including 7.57 g/t Au and 652.54 g/t Ag (15.96 g/t AuEq) over 1.37 m
o Drill Hole FME-20-80
 ◾ 11.75 g/t Au and 1,951.88 g/t Ag (36.87 g/t AuEq) over 1.68 m
 ◾ Including 25.29 g/t Au and 3,841.14 g/t Ag (74.73 g/t AuEq) over 0.76 m
o Drill Hole FME-20-081
 ◾ 11.07 g/t Au and 1,480.13 g/t Ag (30.12 g/t AuEq) over 0.61 m

** Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the interval that was previously mined/stoped and was therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

Induced Polarization ("IP") Geophysics:

A large geophysical anomaly to the west of Florida Mt. is currently being defined with the ongoing IP Geophysical surveys in an area that has seen very limited historic drill testing. IP has proven to be a very effective tool for target generation in the DeLamar District because of the association of disseminated sulfide alteration with gold and silver mineralization. The IP data released in the September 24, 2020 press release delineates an anomaly 1,200 m in length to the west of the NI 43-101 Resource Estimate at Florida Mountain in an area known as Blue Gulch. This strong geophysical anomaly coincides with an arsenic ("As") and Au soil geochemistry anomaly.

The Black Sheep IP survey was completed in July 2020.  The data has delineated two linear zones of chargeability and coincident resistivity at Georgianna, one of these features coincides with an outcropping vein in the Georgianna Pit.  At Lucky Days, the IP has delineated an extensive (300 x 200m) zone of chargeability coincident with outcropping stock-work vein mineralization similar in appearance to the mineralization at DeLamar.

Mapping and Sampling Program:

A recent rock chip sampling program was completed over the outcropping vein zone at Georgianna in the southern half of Black Sheep. In addition, a zone approximately 300 m x 100 m of intense stockwork vein mineralization was delineated at the Lucky Days target also in Blacksheep. Please refer to the Company's press release dated September 24, 2020, for rock sampling results.

Development

The development activities during the third quarter of 2020 remains on track despite the COVID-19 pandemic.

Metallurgical Drilling:

The Company completed a total of 237m of metallurgical core drilling in the third quarter of 2020, for a total of 2,763m this year.

The 2020 metallurgical drill program has been designed to characterize gold and silver recovery variability within the oxide and transitional mineralization at the DeLamar Project. The program seeks to further optimize processing options at DeLamar and Florida Mountain, and advance the Company's metallurgical knowledge as Integra moves toward a pre-feasibility level study on both Deposits in 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Notable drill results from the program to date, in addition to the expected runs of mineralization in line with the current NI 43-101 resource, are provided in the table above. These results underscore the potential for high grade in structures that have not been the target of significant modern exploration drilling, as well as the strong potential to increase the current resource as Integra aims to push all current drill holes beyond and below the existing resource boundaries.

Results of note include (as disclosed in the Company's September 24, 2020 press release) ***:

o Drill Hole IDM-20-165
◾ 17.45 g/t Au and 56.22 g/t Ag (18.18 g/t AuEq) over 2.29 m

o Drill Hole IDM-20-172
◾ 0.30 g/t Au and 61.30 g/t Ag (1.09 g/t AuEq) over 92.81 m

*** Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

Permitting:

The Company announced on August 20, 2020 that it has signed a Memorandum of Understanding ("MOU") with the United States Bureau of Land Management ("BLM") to facilitate the  hiring of a dedicated mineral specialist in the Marsing, Idaho BLM office that will oversee future permitting work for the DeLamar Project. In accordance with the MOU, Integra will reimburse the BLM for the costs of a dedicated mineral specialist project manager in the Marsing BLM office, who shall remain at all times independent of the Company. This BLM project manager responsible for the DeLamar Project permitting work will help the BLM manage increased workloads from current and anticipated future applications for mineral notices, operations plans/amendment approvals and environmental analyses resulting from the DeLamar Project. This funding effort is intended to increase the capacity of the local BLM office to work on DeLamar Project related applications and project requests on a priority basis, while not burdening the BLM with the cost of this increased workload.

The first half of 2020 has seen significant efforts with respect to advancing the permitting process at the DeLamar Project. To enhance the process, Integra has maintained a focus from the outset on establishing positive partnerships with a wide selection of stakeholders. By focusing on these partnerships well in advance of submitting actionable documents to regulatory agencies, the Company intends to position itself in the best possible scenario to facilitate the permitting process in an efficient manner. Paramount to this process has been working with the BLM, the lead federal agency that the Company will engage with regarding permitting, in addition to Idaho State regulators. The MOU announced on August 20, 2020 streamlines the iterative permitting process, with the agreement allowing for an efficient communication framework between the Company and the BLM moving forward.

The ability to have initial plans reviewed for accuracy and conditionally approved by various regulatory agencies up front can add meaningful efficiencies in the permitting timeline. Being committed to transparent, straightforward, and accountable communication with stakeholders, Integra intends to facilitate a process in which the prospective mine plan being developed receives the appropriate acceptance from those stakeholders that any future development plans may impact. To this extent, recent actions involving stakeholders at the regulator/agency level include:

  Acceptance and preliminary approval of the Surface Water Sampling Program by Idaho Department of Environmental Quality (IDEQ) and the Idaho Department of Water Resources (IDWR).
  Acceptance and preliminary approval of the Ground Water Drilling Plan and Sampling Program by IDEQ and IDWR.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019
  Acceptance and preliminary approval of both the Surface Water and Ground Water Sampling and Analysis Plans by IDEQ and IDWR.

Surface water and existing groundwater well sampling collected in the 2nd and 3rd quarter are now completed. The first party air monitoring program contractor has been selected and the site meteorological monitoring station became operational in early August.

Metallurgical Engineering:

The 2020 engineering plans have been advancing steadily, building upon the concise plans outlined in the maiden PEA completed in September 2019. Importantly, current efforts are focussed on adding resources into the mine plan that are within the current resource estimate, but not included in the maiden PEA mine plan. While the mainstay of the 2019 PEA focussed on heap-leaching (DeLamar and Florida Mountain oxide and transitional mineralization) and milling (Florida Mountain sulfide mineralization), much of these current efforts are centered in the metallurgical properties of the DeLamar sulfide material. Metallurgical testwork on the DeLamar sulfide mineralization includes:

  Detailed minerology.
  Sulfur and clay speciation.
  Further regrind and flotation testwork.
  Albion processing testwork, and other pre-oxidation methods.
  Off-site processing of flotation concentrate at several locations in the US and Canada.

Social and Environmental

In light of the unprecedented circumstances surrounding the COVID-19 pandemic, Company interaction with the local community continues to be monitored closely, with any activity or outreach being assessed on an individual basis. Meetings that cannot be conducted virtually or socially distanced are being postponed until a later date, or until an approach for a safe interaction is agreed upon. Stakeholder outreach has continued to advance, with the goal of completing all first-pass meetings with stakeholders by the end of 2020.

As part as its local initiatives, the Company extended a US$140,000 (C$186,746) loan to a local resident in August 2020 to complete the construction of a restaurant in Jordan Valley, the closest community to the DeLamar Project. This restaurant with serve the local community and the Company's employees and contractors.

Water treatment operations followed their regular course at DeLamar, with system updates to the water treatment facility now complete and in operation, allowing for more efficient water filtration and less bi-product waste creation in the process. Integra continues to implement strict operational measures in response to the COVID-19 pandemic, which restrict contact between employees and limits non-essential access to the DeLamar site.

No environmental or health and safety incidents were reported this quarter.

2020 OUTLOOK

Although management has put in place all necessary measures to protect its employees' safety and to secure essential site activities, should the virus spread, or travel bans remain in place or should one of the Company's staff  members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project.

The head offices (Vancouver, BC) will remain closed and employees will continue to work remotely from home until further notice.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The Company has adopted a dual track strategy for 2020, consisting of exploration drilling designed to expand the mineral resource base and development study and permitting work designed to de-risk the DeLamar Project.

Exploration

The Company's drill program in 2020 will focus strongly on exploration upside, in contrast to 2019's program which included a high proportion of necessary infill, metallurgical and confirmatory drilling in the lead up to the maiden PEA. In addition to rapidly advancing the DeLamar Project since its acquisition in late 2017, Integra has also quadrupled the size of its land package to more than 27,000 acres. This additionally acquired exploration ground hosts multiple high-grade and bulk-tonnage low-grade targets identified through extensive airborne and induced polarization (IP) geophysics, soil geochemical sampling, historic data compilation, and other studies.

Next Phases of the 2020 Exploration Drill Program

At present, three exploration drill rigs are located at Florida Mountain focused primarily on extending the near-surface Oxide and Transitional Mineralization to the north and south of the existing resource.  In the near future one of these rigs will relocate to the east to test the extensive soil geochemical anomaly known as Florida Keys.    The initial testing of high-grade vein structures on Florida Mountain was a resounding success with 8 of the 13 holes drilled by late September hitting significant high-grade intercepts (see July 29 and September 24 news releases).  With the available data the exploration team is reviewing how best to cost-effectively drill to define a high-grade resource under Florida Mt in the future.  Ten core holes were drilled at War Eagle Mountain in the third quarter, with the majority of assay results still pending. Results to date of the Project-wide 2020 exploration drill program have been released for 3,050 m of the proposed 16,000 m program. Please refer to the "Q3 in Review" section above for drilling results.

Following drilling at Florida Mountain and War Eagle, drill rigs will then move to the Blacksheep Area and the Henrietta  Ridge Area, located 1km northwest of the DeLamar Deposit, where approximately 3,000 m of exploration drilling is planned to test several significant soil geochemical and IP anomalies.

Florida Mountain Deposit:

Florida Mtn Drilling: Approximately 7,000 m Core Drilling Program (Started in May)

The Company has two exploration drill rigs operating at Florida Mountain.  Approximately 1,750 m remains to be drilled at Florida Mountain during the 4th quarter of 2020.

While the majority of recent drill data gathered to date at Florida Mountain is within the shallow volcanics, 15 holes were drilled in 2020 to test the targeted high-grade 'shoots' hosted within the granite below. The initial results have been very encouraging, and the Exploration and Engineering Groups are currently reviewing how best to approach the task of drilling out a high-grade resource within the vein structures beneath the existing resource.  One of the major decisions will be to determine whether or not it will be more cost effective to explore these veins from underground.  At War Eagle Mountain, the 2020 drilling is expected to extend the extent of mineralization within the volcanics, with the primary focus being on locating high-grade feeder zones within the underlying granite.  The initial phase of the 2021 program at War Eagle will be to run a detailed IP survey over the area to identify the controlling structures, the IP program scheduled for 2020 had to be delayed due to issues with access.

Drilling on the eastern anomaly at Florida Mountain will also test the potential for additional high-grade veins at depth. Integra's exploration team identified four additional roughly parallel vein structures that are similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. These 4 additional vein structures are located below the eastern anomaly at Florida Mountain, east of the historic Trade Dollar - Black Jack vein system, and will be drilled in conjunction with this anomaly. The aggregate strike length of these recently interpreted veins is over 5,000 m and represents several significant high-grade targets.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Florida Mtn Induced Polarization (IP) Survey

The Florida Mountain IP survey is ongoing and should be completed by the end of November.

War Eagle Mountain:

War Eagle Drilling: Approximately 4,500m Core Drilling Program (Started in August)

The Company has one exploration drill rig operating at War Eagle.  Approximately 1,600 m remains to be drilled at War Eagle during the 4th quarter of 2020.

The intent of this year's 4,500 m core drill program at War Eagle will be to complete close-spaced drilling on these mineralized shoots, tracing them to high-grade feeder veins in the basement granite where historic high-grade mining took place, and into areas where undrilled soil geochemical anomalies exist on extension.

War Eagle Mountain has produced several of the highest-grade drill results to date from the DeLamar Project. Located approximately 3 km from Florida Mountain Deposit, War Eagle's history is well documented as the one of the highest-grade mines in the Western US during the late 1800's and early 1900's. At War Eagle, Integra's drilling, together with a compilation of historical work, has identified that gold and silver occurs in several moderately to steeply plunging high-grade "shoots." These shoots are zones of higher-grade mineralization, developed due to local structural influences, within a more extensive, comparatively lower-grade zone.

Black Sheep and Henrietta Ridge Area:

Black Sheep and Henrietta Ridge Drilling: Approximately 3,000m Core Drilling Program Starting in November between the Henrietta Ridge and Black Sheep Areas.

The Black Sheep area is located northwest of the DeLamar Deposit and hosts multiple low-sulphidation epithermal centers within a vast 5 km x 5 km area that is largely undrilled and hosts similar geochemical and geophysical signatures to the DeLamar and Florida Mountain Deposits. Significant soil geochemical anomalies, along with IP anomalies, have delineated targets throughout Black Sheep, in specific areas including Georgiana, Twin Peaks, Statue and Spain Hills, Argentum and Lucky Days. Initial rock chip sampling conducted by Integra in 2018 and 2019 has returned gold assays typically ranging from 0.2 g/t to 4.5 g/t Au, and silver values in several assays greater than 4,000 g/t Ag, detailed sampling over the Georgianna pit area has returned assayed as high as 13g/t Au and 500g/t Ag.  These target areas hosting the various soil geochemical anomalies have sizable signatures akin to DeLamar and Florida Mountain, the largest of which is approximately 2 km x 2 km.

The Henrietta Ridge Area runs from the northern limits of the Glenn Silver Pit north for 1,000m to Jordan Creek, the mineralization appears to continue further north into Milestone.  The target consists of a 1000 x 200m zone of anomalous rock chip and soil geochemistry.  A significant proportion of the historic rock chip samples along the ridge assayed greater than 0.25g/t Au with the highest assaying 12g/t Au.  Three fences of shallow core holes are planned for this winter to test the potential grade and continuity of mineralization within this zone.

Black Sheep Induced Polarization (IP) Survey

The Black Sheep IP survey was completed in July 2020.  The data has delineated two linear zones of chargeability and coincident resistivity at Georgianna, one of these features coincides with the outcropping vein in the Georgianna Pit.  At Lucky Days, the IP has delineated an extensive (300 x 200m) zone of chargeability coincident with outcropping stockwork vein mineralization similar in appearance to the mineralization at DeLamar.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Development

An extensive ground water drilling program commenced in Q4, with the addition of 18 monitoring wells.  Other 2020 studies will include wetlands and seeps and springs, geochemistry, wildlife, fisheries and cultural resources.

In conjunction with the engagement of stakeholders at the regulator level, and of vital importance to the process, Integra has been extremely active in meetings with local community stakeholders. This is a continual effort that is imperative in successfully creating a mine plan that is based on the inputs of the varied stakeholder groups. To date, clear, comprehensive disclosure with stakeholders has created strong local confidence in Integra's business practices and prospective future plans.

The Company will continue to de-risk and advance the Project towards pre-feasibility and permitting on several other fronts. Various pre-feasibility level studies have been initiated on the Project and will continue throughout the year, including:

  Pre-feasibility level variability metallurgical test work designed to show gold-silver recovery within the oxide and transitional mineralization for the purposes of heap leaching;
  Extensive metallurgical testwork to better define detailed heap leach and unoxidized processing methods and provide engineering confidence levels for future technical studies;
  Various environmental baseline studies have been identified and will begin development of historical document review and developing a Plan of Study.  Additional studies include Wetlands, Springs and Seeps, Cultural Resources, Fisheries, Vegetation and Geochemistry. These studies are designed to collect data which will support data needs for the National Environmental Policy Act ("NEPA") process;
  Initial BLM and State of Idaho engagement on work plans and outlining an expedited path forward for submitting a Plan of Operations to the BLM.

PROPERTIES

1. DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar Deposit and Florida Mountain Deposit.

The bulk of the information in this section is derived from the Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, dated October 22, 2019 (the "Report" or the "PEA") prepared by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., and Thomas L. Dyer, P.E., of Mine Development Associates ("MDA"), which has been filed with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report is available for review under the Company's issuer profile on SEDAR at www.sedar.com.  Mr. Gustin, Mr. Weiss and Mr. Dyer are Qualified Persons under NI 43-101.

Project Description, Location and Ownership

The DeLamar project consists of 748 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,100 hectares in southwestern Idaho, about 80 kilometers southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross.  The total annual land-holding costs are estimated to be US$321,626.  All mineral titles and permits are held by the DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a Stock Purchase Agreement in 2017.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

A total of 284 of the unpatented claims were acquired from Kinross, 101 of which are subject to a 2.0% net smelter returns royalty ("NSR") payable to a predecessor owner.  This royalty is not applicable to the current project resources.

There are also six lease agreements covering 26 patented claims and one unpatented claim that require NSR payments ranging from 2.5% to 5.0%.  One of these leases covers a small portion of the DeLamar area resources and one covers a small portion of the Florida Mountain area resources, with 5.0% and 2.5% NSRs applicable to maximums of US$50,000 and US$650,000 in royalty payments, respectively.

The property includes 1,355 hectares under six leases from the State of Idaho, which are subject to a 5.0% production royalty of gross receipts plus annual payments of US$23,252.  One of these leases has been issued and five are pending issuance.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain resources.

Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar area claims that are unencumbered by the royalties outlined above (the "Kinross Royalty").  The Kinross Royalty was subsequently purchased by Maverix Metals Inc ("Maverix) on December 19, 2019. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of C$10,000,000.

DMC also owns mining claims and leased lands peripheral to the DeLamar project described above.  These landholdings are not part of the DeLamar project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and state leases.

The DeLamar project historical open-pit mine areas have been in closure since 2003.  Even though a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities and monitoring and reporting.  A reclamation bond of US$2,880,829 remains with the Idaho Department of Lands ("IDL") and a reclamation bond of US$100,000 remains with the Idaho Department of Environmental Quality.  A reclamation bond in the amount of US$551,500 has been placed with the U.S. Bureau of Land Management ("BLM") for exploration activities on public lands.

Exploration and Mining History

Total production of gold and silver from the DeLamar - Florida Mountain project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998, with an unknown quantity produced at the DeLamar mill in 1999, and recorded production may have occurred from 1876 to 1891.  This includes an estimated 1.025 million ounces of gold and 51 million ounces of silver produced from the original De Lamar underground mine and the later DeLamar open-pit operations.  At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar project when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The mines in the district were closed in 1914 and very little production took place until the gold and silver prices increased in the1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Company ("Earth Resources") began production from an open-pit milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Company ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed and drainage and cover of the tailings facility were developed.

Total open-pit production from the DeLamar project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes per day, with a milling capacity of about 3,629 tonnes per day.  In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine.  The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Geological and Mineralization

The DeLamar project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks. The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 centimeters in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

The gold and silver mineralization at the DeLamar project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow low-sulfidation epithermal deposits worldwide.

Drilling, Database and Data Verification

As of the effective date of this report, the resource database includes data from 2,718 holes, for a total of 306,078 meters, that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas.  The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790 meters of drilling.  Most of the historical drilling was done using reverse-circulation ("RC") and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 meters.  Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.

Integra commenced drilling in 2018.  As of the end of April 2019, Integra had drilled a total of 55 RC holes, 36 core holes, and 11 holes commenced with RC and finished with core tails, for a total of 33,573 meters in the DeLamar and Florida Mountain areas combined.  All but one of the Integra holes were angled.

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain deposit areas were originally created by MDA using original DeLamar mine digital database files, and this information was subjected to various verification measures by both MDA and Integra.  The Integra portion of the drill-hole databases was directly created by MDA using original digital analytical certificates in the case of the assay tables, or it was checked against original digital records in the case of the collar and down-hole deviation tables.  Through these and other verification procedures summarized herein, the authors have verified that the DeLamar data as a whole are acceptable as used in this report.

Metallurgical Testing

Available results from ongoing metallurgical testing by Integra, at McClelland Laboratories (2018-2019) have been used to select preferred processing methods and estimate recoveries for oxide and transitional material types from both the DeLamar and Florida Mountain deposits, as well as unoxidized (sulfide) material type from the Florida Mountain deposit.  Metallurgical testing has also been conducted on unoxidized (sulfide) material from the DeLamar deposit, but that testing has not yet progressed to the level required for processing of that material to be included in the PEA.

Samples used for this 2018-2019 testing, primarily composites of 2018 and 2019 drill core, were selected to represent the various material types contained in the current resources from both the DeLamar and Florida Mountain deposits.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.  In general, test results indicate that materials from each of the DeLamar and Florida Mountain deposits can most usefully be evaluated by considering the oxidation state (oxidized, transitional, or unoxidized).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation.  Testing on drill core composites from the Florida Mountain deposit has shown that the unoxidized material from that deposit is not amenable to heap leach cyanidation but can be leached using cyanide after grinding.  The Florida Mountain unoxidized material also responds well to bulk sulfide flotation treatment, and the resulting flotation concentrate is amenable to agitated cyanide leaching.  Highest recoveries from the Florida Mountain unoxidized material were obtained by grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.

Available metallurgical test results indicate that gold recoveries in the range of 75% to 80%, and silver recoveries of about 30%, can be expected from the DeLamar oxide and transitional material types, by heap leaching at a crush size of 80% -13mm.  Agglomeration pretreatment of this material is currently planned, because of the potential for processing of some materials with elevated clay content.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.3 - 0.4 kg NaCN/tonne).

In the case of the Florida Mountain oxide and transitional material types, gold recoveries of 85% to 90%, and silver recoveries of about 40%, are expected for heap leaching at an 80% -38mm feed size.  Agglomeration pretreatment is not considered to be necessary for these material types.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.4 kg NaCN/tonne).

Planned processing of the Florida Mountain unoxidized material type includes grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.  Expected recoveries are about 90% gold and 80% silver.  Cyanide consumption for the concentrate leaching is expected to be equivalent to about 0.2 kg NaCN/tonne, on a mill feed basis.

In the case of the unoxidized material from the DeLamar deposit, 2018-2019 testing has shown that this material type is not amenable to heap-leach cyanidation and is highly variable with respect to response to grinding followed by agitated cyanidation.  Reasons for the generally poor and highly variable grind-leach recoveries from this material type are poorly understood at present.  Additional testing and mineralogy studies are in progress to gain a better understanding of the observed variability in recoveries.  Further testing is also planned to better define what portion of the DeLamar unoxidized material type might be economically processed by simple grind-leach processing.  Metallurgical testing has also shown that the DeLamar unoxidized material generally responds well to upgrading by gravity and flotation processing.  Testing to evaluate subsequent processing of the resulting concentrate is in progress, but has not been completed as of the effective date of this report.  It is expected that flotation concentrate produced from a significant portion of the DeLamar unoxidized materials will not be amenable to agitated leach (cyanidation).  It is expected that for these flotation concentrates, some form of oxidative pre-treatment (such as pressure oxidation or roasting) will be required to maximize gold recovery by cyanidation.  Alternatively, these concentrates could be shipped off site for toll processing.

Mineral Resources

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar project. The gold and silver resources were modeled and estimated by:

  evaluating the drill data statistically;
  creating low- (domain 100), medium- (domain 200) and high-grade (domain 300) mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals;
  projecting the sectional mineral-domain polygons three-dimensionally to the drill data within each sectional window;

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019
  slicing the three-dimensional mineral-domain polygons along 6-meter-spaced horizontal and vertical planes and using these slices to recreate the gold and silver mineral-domain polygons on level plans and long sections, respectively;
  coding a block model to the gold and silver domains for each of the two deposit areas using the level-plan and long-section mineral-domain polygons;
  analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and
  using inverse-distance to the third power to interpolate grades into models comprised of 6x6x6-meter blocks using the gold and silver mineral domains to explicitly constrain the grade estimations.

Parameters used in the estimation of gold and silver grades are summarized in Table 1.

Table 1 - Summary of DeLamar Area Grade Estimation Parameters

Estimation Pass - Au + Ag Domain	Search Ranges (meters)			Composite Constraints
	Major	Semi-Major	Minor	Min	Max	Max/Hole
Pass 1 + 2 - Doman 100	60	60	30	2	12	4
Pass 1 + 2 - Doman 200 + 300 + 0	60	60	30	2	20	4
Pass 3 - Doman 0 + 100 + 200 +300	170	170	170	1	20	4

Restrictions on Search Ranges
Domain	Search Restriction Threshold	Search Restriction Distance				Estimation Pass
Au 100	>0.7 g Au/t	40 meters				1, 2
Au 300	>20 g Au/t	35 meters				1, 2, 3
Ag 300	>400 g Ag/t	35 meters				1, 2, 3
Au 0	>0.5 g Au/t	6 meters				1, 2, 3
Ag 0	>34.29 g Ag/t	9 meters				1, 2, 3

The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded by that domain.  The estimated grades for each gold and silver domain coded to a block were then coupled with the partial percentages of the those mineral domains in the block, as well as the outside, dilutionary, domain 0 grades and volumes, to enable the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block.  These single resource block grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

The search restrictions place limits on the maximum distances from a block that high-grade population composites can be 'found' and used in the interpolation of gold and/or silver grades into a block.  To further avoid the smearing of outlier high grades that are sporadically present in the low-grade gold and silver domains, the maximum number of composites allowed for the estimation in Pass 1 and Pass 2 are less than that used for the higher-grade interpolations.

The gold and silver mineralization commonly exhibits multiple orientations, which led to the use of a number of search orientations to control both the DeLamar and Florida Mountain estimations.

Grade interpolation was completed using length-weighted 3.05-meter (10-foot) composites.  The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded to that domain.  Blocks coded as having partial percentages of more than one gold and/or silver domain had multiple grade interpolations, one for each domain coded into the block for each metal.  The estimated grades for each gold and silver domain coded to a block were coupled with the partial percentages of the those mineral domains in the block, as well as any outside, dilutionary, domain 0 grades and volumes, to enable the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block.  These single final resource block grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The DeLamar project mineral resources have been estimated to reflect potential open-pit extraction and processing by a combination of heap leaching, milling / agitated leaching, and flotation.  To meet the requirement of the in-pit resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain deposit areas were run using the parameters summarized in Table 2 and Table 3.

Table 2 - Pit Optimization Cost Parameters (US$)

Table 3 - Pit-Optimization Metal Recoveries by Deposit and Oxidation State

The pit shells created using these optimization parameters were applied to constrain the project resources of both the DeLamar and Florida Mountain deposit areas.  The in-pit resources were further constrained by the application of a gold-equivalent cutoff of 0.2 g/t to all model blocks lying within the optimized pits that are coded as oxidized or transitional, and 0.3 g/t for blocks coded as unoxidized.  Gold equivalency, as used in the application of the resource cutoffs, is a function of metal prices (Table 2) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 3).

The total DeLamar project resources, which include the resources for both the DeLamar and Florida Mountain areas, are summarized in Table 4.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Table 4 - Total DeLamar Project Gold and Silver Resources

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

The gold and silver resources for the DeLamar and Florida Mountain areas are reported separately in Table 5 and Table 6, respectively.

Table 5 - DeLamar Deposit Gold and Silver Resources

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

Table 6 - Florida Mountain Deposit Gold and Silver Resources

1. Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

Mining Methods

The PEA considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits.  Note that a PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves.  There is no certainty that the economic results of the PEA will be realized.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The methodology used for mine planning to define the economics for the PEA includes definition of economic parameters, pit optimization, creation of pit and waste rock facility designs, creation of production schedules, definition of personnel and equipment requirements, estimation of capital and operating costs, and performance of an economic analysis.

Pit optimization assumed processing of Florida Mountain and DeLamar oxide and transition resources as heap leach, and unoxidized Florida Mountain resources as milled using floatation followed by cyanidation of the concentrates on site.  Leach material would be processed at 27,000 tonnes per day and mill material would be processed at 2,000 tonnes per day.  Processing of the DeLamar material will require crushing and agglomeration prior to heap leaching.

The resulting pit optimizations were used as the basis for pit designs.  The designs used an inner-ramp slope of 45°.  DeLamar pit designs utilized five pit phases to establish a mining sequence and Florida Mountain pit designs were completed using three pit phases.

Waste management facility designs were created for the PEA to contain the waste material mined from both the DeLamar and Florida Mountain areas.  Some waste material may also be stored in the form of backfill where and when space is available, although this has not been assumed for the PEA and therefore this is a potential opportunity for the project.

Production scheduling was completed with leaching starting with Florida Mountain material and DeLamar leach material being processed starting in year 5 at the same rate as Florida Mountain leach material.  Florida Mountain unoxidized material will be stockpiled until the flotation mill is constructed.  The start of the 2,000 tonne per day mill will be in year 3 and it will operate at a rate of 720,000 tonnes per year until unoxidized material is exhausted.

The total project mining rate is given a reasonable ramp-up that starts at 2,000 tonnes per day and increases to a life-of-mine maximum of 90,000 tonnes per day in later years.

The PEA has assumed owner mining in order to keep operating costs lower than it would be with contract mining.  The production schedule was used along with additional efficiency factors, cycle times, and productivity rates to develop the first-principle hours required for primary mining equipment to achieve the production schedule.  Mining anticipates 136-tonne capacity haul trucks loaded by hydraulic shovels.  Personnel requirements have been estimated based on the number of people required to operate, supervise, maintain, and plan for operations to achieve the production schedule.

Processing and Recovery Methods

The PEA envisions the use of two process methods for the recovery of gold and silver:

1) Lower-grade oxide and transition materials from both DeLamar and Florida Mountain will be processed by crushed-ore cyanide heap leaching with stacking on a central heap leach by conveyor, followed by Merrill-Crowe zinc precipitation.

2) Higher-grade unoxidized material from Florida Mountain will be processed using grinding followed by gravity and flotation concentration, with the concentrates processed by regrinding, agitated-cyanide leaching, counter-current decantation ("CCD"), and Merrill-Crowe zinc precipitation. Flotation tailings will be thickened, filtered, and dry stacked at the tailings storage facility.  Concentrate-leach tailings will be added to the heap-leach circuit for further recovery of gold and silver.

Both Florida Mountain and DeLamar oxide and transition ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in two stages to a nominal 100 millimeter size at a rate of 27,000 tonnes per day.  Initially, for the Florida Mountain materials, the product of the secondary circuit will be a nominal size of 38 millimeters.  Transitioning to DeLamar ore types will require the addition of a tertiary crushing circuit with tertiary screens and cone crushers operating in closed circuit to produce a nominal 13-millimeter product followed by cement agglomeration.  Lime will be added to the crushed ore for pH control at a dosage of 1 kilogram/tonne.  Cement will be added at 3 kilograms/tonne for agglomeration as required.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The zinc precipitate will be filtered, dried, and smelted to produce a precious metal doré product for shipment off site.

Gold and silver recoveries are expected to be 90% and 40%, respectively, for the Florida Mountain oxide heap-leach material.  The DeLamar oxide recoveries used in this study are 80% for gold and 30% for silver.  Cyanide consumptions for the oxide ore types are 0.4 kilograms/tonne and 0.3 kilograms/tonne for Florida Mountain and DeLamar, respectively.

Transition material gold recoveries are projected to be 85% for Florida Mountain and 75% for DeLamar.  Silver recoveries for the transition material are projected to be 40% and 30% for Florida Mountain and DeLamar, respectively.  Projected cyanide consumption is 0.4 kilograms per tonne for both the Florida Mountain and DeLamar transition material types.

Higher-grade Florida Mountain unoxidized material will be processed by crushing, grinding, gravity, and flotation concentration, followed by cyanide leaching of the concentrates using CCD and Merrill-Crowe precipitation.  This circuit is scheduled to operate at a nominal production rate of 2,000 tonnes per day.  For this process, the final crusher product will have a nominal particle size of 6 millimeters and will be fed to the ball mill via two belt feeders at a nominal ore production rate of 88 tonnes per hour.  The ball mill discharge will be pumped to a set of two hydrocyclones, one operating and one standby, with the cyclone overflow reporting to the flotation conditioning tank.  The cyclone underflow will report to a centrifugal gravity concentrator.  Concentrator reject then reports back to the ball mill for additional grinding.  The gravity concentrate will report to the concentrate regrind mill for subsequent processing in the leach circuit.

The flotation feed from the conditioning tank will report to the flotation circuit for sulfide concentration.  The flotation concentrate will report to a regrind circuit where it will be ground to a nominal 37 µm before being leached in a conventional leach tank and CCD circuit.  The flotation tailings are to be thickened and filtered with the filter cake reporting to the dry stacked tailings storage facility.

Leach solid residue and the pregnant leach solution are separated in the CCD circuit.  The pregnant leach solution will report to the heap leach Merrill-Crowe circuit where it will be processed using zinc precipitation for the recovery of gold and silver.  The leached residue will be thickened to 60% solids and added to the heap leach material before it is stacked on the heap, thus allowing for additional processing and mitigating the need for a cyanide-rated tailings storage facility.

Recoveries from the Florida Mountain milling/concentrator circuit are expected to be 90% for gold and 80% for silver.  Sodium cyanide and lime consumptions are both expected at 0.2 kilograms per tonne of material feed.

Capital and Operating Costs

Table 7 summarizes the estimated life-of-mine ("LOM") capital costs for the project.  The LOM total capital costs are estimated as US$270.3 million, including US$161.0 million in preproduction capital (including working capital) and US$109.3 million for sustaining capital (which includes US$20.0 million in reclamation costs).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Table 8 shows the estimated LOM operating costs for the project, which are estimated to be US$7.82 per tonne processed.  This includes mining costs which are estimated to be US$2.00 per tonne mined.  The total cash cost is estimated to be US$619 per ounce of gold equivalent and all-in sustaining costs are estimated to be US$742 per ounce of gold equivalent.  See "Non-GAAP Measures" disclosure at the end of this MD&A.

Table 7 Capital Cost Summary (US$)

(1) Capital costs include contingency and EPCM costs;

(2) Working capital is returned in year 11;

(3) Cash deposit = 30% of bonding requirement.  Released once reclamation is completed;

(4) Salvage value for mining equipment and plant; and

(5) Reclamation costs listed here are treated as operating costs in the economic evaluation.

Table 8 Operating and Total Cost Summary (US$)

(1) By-Product costs are shown as US dollars per gold ounces sold with silver as a credit; and

(2) Co-Product costs are shown as US dollars per gold equivalent ounce.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Preliminary Economic Analysis

MDA has prepared this PEA for the DeLamar mining project, which includes operations at both the DeLamar and Florida Mountain deposits.  A summary of the PEA results is shown in Table 9.

Table 9 Preliminary Economic Analysis Summary

Note that a preliminary economic assessment is preliminary in nature and it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Some economic highlights include:

  Initial construction period is anticipated to be 18 months;
  After-tax net present value ("NPV") (5%) of US$358 million with a 43% after-tax internal rate of return ("IRR") using US$1,350 and US$16.90 per ounce gold and silver prices, respectively;
  After-tax payback period of 2.35 years;
  Year 2 to 6 gold equivalent production of 148,000 ounces (126,000 oz Au and 1,796,000 oz Ag); and
  Year 1 to 10 gold equivalent average production of 124,000 ounces (103,000 oz Au and 1,660,000 oz Ag);
  After-tax LOM cumulative cash flows of US$528 million; and
  Average annual after-tax free cash flow of US$61 million once in production.

2. Black Sheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District ("Black Sheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in Black Sheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in Black Sheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the Black Sheep District showing highly anomalous gold and silver trends over significant lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

In the second half of 2019, the Company commenced an extensive regional exploration program at Black Sheep. This regional exploration program included:

  Additional rock-chip sampling and prospect scale mapping
  A regional airborne magnetic and radiometric survey
  Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and Black Sheep Districts
  Induced polarization ("IP") survey currently underway

See "Q3 2020 in Review" and "2020 Outlook" sections above for further details on recent exploration work.

3. War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

The following table highlights several of the best intercepts drilled by previous explorers of War Eagle Mountain, as described in historic drill data tabulations.

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14 incl	131.06 131.06	213.36 134.11	82.30 3.05	4.07 32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40 incl	152.40 166.12	195.07 176.78	42.67 10.67	8.83 19.19
W51	124.97	132.59	7.62	8.04

1. The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators' exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

See "Q3 2020 in Review" and "2020 Outlook" sections above for further details on recent exploration work.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of September 30, 2020, December 31, 2019, and December 31, 2018, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements.

	Nine-Months Ended September 30, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Exploration and evaluation expenses	(10,904,051)	(13,433,489)	(9,512,437)
Operating loss	(16,616,326)	(20,281,662)	(15,396,499)
Other income (expense)	606,595	(1,371,387)	588,660
Net loss	(16,009,731)	(21,653,049)	(14,807,839)
Net income (loss) per share	(0.33)	(0.64)	(0.63)
Other comprehensive income (loss)	570,435	(861,523)	(105,079)
Comprehensive loss	(15,439,296)	(22,514,572)	(14,912,918)
Cash and cash equivalents	47,741,492	31,323,346	15,420,540
Restricted cash, long-term	23,057	1,928,641	2,267,778
Exploration and evaluation assets	73,273,314	61,348,921	58,422,192
Total assets	125,626,443	97,714,711	78,827,015
Total current liabilities	7,537,298	4,445,062	8,587,843
Total non-current liabilities	53,616,585	42,710,061	40,660,609
Working capital	41,304,796	27,587,579	7,335,491

The current operating loss of $16,616,326 was mostly driven by exploration and evaluation expenses of $10,904,051 as well as head office expenses such as compensation, corporate development and marketing, office, professional fees, regulatory fees, and stock-based compensation (non-cash) expenses. December 31, 2019 operating loss of $20,281,662 was mostly driven by exploration and evaluation expenses of $13,433,489 as well as head office expenses including compensation, corporate development and marketing, office, professional fees, and stock-based compensation expenses (non-cash). The change from 2018 to 2019 was mostly due to an increase in exploration and evaluation expenses.

Other income (expense) of $606,595 (other income) in the current nine-month period is mostly due to the foreign exchange gain and interest income, partially offset by reclamation accretion expenses. Other income (expense) of $1,371,387 (other expense) in the year ended December 31, 2019 was mostly due to the reclamation accretion expenses and foreign exchange losses, partly offset by the Company's interest and rent income. Other income (expense) of $588,660 (other income) in the year ended December 31, 2018 was mostly due to a foreign exchange gain partially offset by reclamation accretion expenses.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the current nine-month period ended September 30, 2020 increased compared to the year ended December 31, 2019, mostly due to cash increase resulting from the Company's September 2020 financing and an increase in exploration and evaluation assets resulting from a reclamation adjustment, and property, plant and equipment additions. Total assets in the year ended December 31, 2019 increased when compared to the year ended December 31, 2018, mostly as a result of the cash increase due to the Company's 2019 financings. Working capital in the current nine-month period increased comparing to the year ended December 31, 2019, mostly due to the Company's 2020 financing. Working capital increased significantly in the year ended December 31, 2019 comparing to the year ended December 31, 2018, due to the cash increase and current liabilities decrease (as the $4.5 million promissory note was paid in October 2019) in 2019. Working capital in the year ended December 31, 2018 was driven by the $17 million financing in the last quarter of 2018, cash expenditures spent on drilling, the Florida Mountain deposit acquisition, exploration expenses, and corporate general administration expenditures, and an increase in current liabilities (driven by the promissory note liability reclassification from non-current to current liabilities).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Total current liabilities increased in the current nine-month period ended September 30, 2020 comparing to the year ended December 31, 2019, due to the increased payables, lease, and financing liabilities in the current period. Total current liabilities decreased as of December 31, 2019 comparing to the year ended December 31, 2018, mostly due to the repayment of the promissory note in October 2019. Total non-current liabilities increased in the current nine-month period ended September 30, 2020 comparing to the year ended December 31, 2019, mostly due to a change in reclamation liability (resulting from a change in discount rate and exchange rate in the current nine-month period) and equipment financing liability incurred in the current nine-month period. Total non-current liabilities increased in 2019 fiscal year, comparing to the year ended December 31, 2018, mostly due to a change in reclamation liability estimates.

The following table outlines the exploration and evaluation assets break-down:

Total
Balance at December 31, 2018	$58,422,192
Land acquisitions/option payments	64,940
Claim Staking	227,370
Legal expenses	25,303
Title review and environment	13,046
Promissory note interest accretion expenses	119,205
Reclamation adjustment*	5,241,860
Depreciation**	(9,616)
Translation difference***	(2,800,772)
Total	61,303,528
Advance minimum royalty	45,393
Balance at December 31, 2019	61,348,921
Land acquisitions/option payments	4,002
Claim Staking	47,411
Legal expenses	5,824
Title review and environment	9,092
Reclamation adjustment*	10,154,371
Depreciation**	(7,414)
Translation difference***	1,657,951
Total	73,220,158
Advance minimum royalty	53,156
Balance at September 30, 2020	$73,273,314

*Reclamation adjustment is the change in present value of the reclamation liability, due to changes to cost estimates, inflation rate, and or discount rate.

**A staff house building with a carrying value of US$187,150 (C$249,639) has been included in the DeLamar property. This building is being depreciated.

***December 31, 2018 closing balance of US$42,825,239 (C$58,422,192), translated to C$ with the December 31, 2019 exchange rate equals to $55,621,420, resulting in a $2,800,772 translation difference; December 31, 2019 closing balance of US$47,235,080 (C$61,348,921), translated to C$ with the September 30, 2020 exchange rate equals to $63,006,872, resulting in a $1,657,951 translation difference.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The following table outlines the exploration and evaluation expense break-down by properties for the nine-month periods ended September 30, 2020 and 2019:

Exploration and Evaluation Expense Summary:

September 30, 2020	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$314,451	$1,729,254	$675,590	$-	$-	$2,719,295
Contract metallurgical drilling	998,540	-	-	-	-	998,540
Exploration drilling - other drilling labour & related costs	250,822	824,254	415,060	33,715	-	1,523,851
Metallurgical drilling - other drilling labour & related costs	420,158	-	-	-	-	420,158
Other exploration expenses*	-	281,046	-	370,950	1,392,972	2,044,968
Other development expenses**	-	-	-	-	984,953	984,953
Land***	164,612	97,382	5,237	27,936	255,407	550,574
Permitting	-	-	-	-	961,763	961,763
Metallurgy test work	300,843	110,642	-	-	-	411,485
Technical reports and studies	-	-	-	-	152,431	152,431
Community engagement	-	-	-	-	136,033	136,033
Total	$2,449,426	$3,042,578	$1,095,887	$432,601	$3,883,559	$10,904,051

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes development G&A expenses and payroll

***Includes compliance, consulting, property taxes, legal, etc. expenses

September 30, 2019	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$1,067,195	$186,817	$-	$-	$1,254,012
Contract metallurgical drilling	1,014,344	83,524	-	-	1,097,868
Exploration drilling - other drilling labour & related costs	1,025,147	1,308,818	-	-	2,333,965
Metallurgical drilling - other drilling labour & related costs	437,299	585,158	-	-	1,022,457
Other exploration expenses*	161,060	139,022	187,236	580,109	1,067,427
Land**	101,499	8,904	17,892	278,319	406,614
Permitting	-	-	-	60,729	60,729
Metallurgy test work	-	-	-	701,015	701,015
Technical reports and studies	-	-	-	730,510	730,510
Community, safety & other	-	-	-	137,789	137,789
Total	$3,806,544	$2,312,243	$205,128	$2,488,471	$8,812,386

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes compliance, consulting, property taxes, legal, etc. expenses.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

RESULTS OF OPERATIONS

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

Net loss for the nine-month period ended September 30, 2020 was $16,009,731 and the comprehensive loss $15,439,296, compared to a net loss of $14,215,249 and a comprehensive loss of $14,698,496 for the comparative period in 2019.

Overall, operating expenses were higher in the current nine-month period mostly due to an increase in exploration and development expenses, stock-based compensation (non-cash expense), office and site administration, professional and regulatory fees, and depreciation. The increase in expenses was partially off-set by a higher non-operating income in the current nine-month period, mostly due to foreign exchange gain (versus an exchange loss in the comparative period) and lower accretion expenses. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $10,904,051 in exploration and development expenses during the nine-month period ended September 30, 2020 (September 30, 2019 - $8,812,386). The difference is mostly due to increased exploration and development activities in the current nine-month period, including metallurgical drilling, metallurgical studies, permitting activities and IP geological surveys.
  Stock-based compensation: the Company incurred $1,381,283 in stock-based compensation in the current nine-month period ended September 30, 2020 (September 30, 2019 - $1,045,271). The variance is due to the timing of vesting of options granted in 2019, 2018 and 2017.
  Professional fees: for the nine-month period ended September 30, 2020 totaled $462,957 (September 30, 2019 - $181,494). Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses. Professional fees were higher in the current period mostly due to increased legal fees resulting from increased corporate activity, such as the Company's continuation to BC, share consolidation and the NYSE American listing.
  Regulatory fees: for the nine-month period ended September 30, 2020 totaled $313,080 (September 30, 2019 - $117,431). Regulatory fees, which include filing fees and transfer agent fees, were higher in the current period mostly due to increased corporate activity, such as the Company's continuation to BC, share consolidation and the NYSE American listing.
  Office and site administration: the Company incurred $641,544 in expenses during the nine-month period ended September 30, 2020 (September 30, 2019 - $488,958), mostly due to increased IT expenses, sponsorship, recruitment, and insurance expenses in the current period.
  Depreciation expenses related to the property, plant and equipment amounted to $284,229 in the nine-month period ended September 30, 2020 (September 30, 2019 - $137,287). The increase is due to equipment additions since Q3 2019.
  Compensation and benefits: these expenses amounted to $1,863,525 in the nine-month period ended September 30, 2020 (September 30, 2019 - $1,739,474). The increase is mostly due to an increase in staff level in the current nine-month period.
  Depreciation expenses related to the right-of-use assets amounted to $287,242 in the nine-month period ended September 30, 2020 (September 30, 2019 - $193,291). The increase is due to lease additions since Q3 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019
  Corporate development and marketing:  for the nine-month period ended September 30, 2020 totaled $478,415 (September 30, 2019 - $570,841). The decrease was mostly due to a reduction in travel expenses due to COVID-19 travel restrictions in the current period.
  Other income (expense):  amounted to $606,595 (other income) in the nine-month period ended September 30, 2020, compared to $928,816 (other expenses) in the comparative period, mostly due to a foreign exchange gain of $1,002,823 (non-cash item) in 2020 versus an exchange loss of $164,772 in the comparative period, higher interest income in the current period, and lower accretion expenses in the current period.

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

Net loss for the three-month period ended September 30, 2020 was $7,658,156 and the comprehensive loss $8,028,269, compared to a net loss of $5,648,539 and a comprehensive loss of $5,453,566 for the comparative period in 2019.

Overall, operating expenses were higher in the current three-month period mostly due to an increase in exploration and development expenses, stock-based compensation (non-cash item), office and site administration, professional and regulatory fees, and depreciation; other non-operating loss was lower in the current three-month period, mostly due to the higher foreign exchange gain and lower accretion expenses in the current period. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $5,644,720 in exploration and development expenses during the quarter ended September 30, 2020 (September 30, 2019 - $3,823,766). The difference is mostly due to increased exploration and development activities in the current three-month period, such as permitting.
  Regulatory fees: for the three-month period ended September 30, 2020 totaled $174,922 (September 30, 2019 - $32,925). Regulatory fees, which include filing fees and transfer agent fees, were higher in the current period mostly due increased corporate activity, such as the Company's share consolidation and NYSE American listing.
  Professional fees: for the three-month period ended September 30, 2020 totaled $182,365 (September 30, 2019 - $49,615). Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses. Professional fees were higher in the current period mostly due to increased legal fees resulting from Increased corporate activity, such as the Company's share consolidation and NYSE American listing.
  Stock-based compensation: the Company incurred $458,268 in stock-based compensation in the current three-month period ended September 30, 2020 (September 30, 2019 - $384,731). The variance is due to the granting of options in 2020 and timing of vesting of options granted in 2019, 2018 and 2017.
  Depreciation expenses related to the property, plant and equipment amounted to $114,864 in the three-month period ended September 30, 2020 (September 30, 2019 - $48,531), due to equipment additions since Q3 2019.
  Office and site administration: the Company incurred $275,213 in expenses during the three-month period ended September 30, 2020 (September 30, 2019 - $209,125), mostly due to increased IT expenses, recruitment, and insurance expenses in the current period.
  Depreciation expenses related to the right-of-use assets amounted to $111,400 in the three-month period ended September 30, 2020 (September 30, 2019 - $64,380), due to lease additions since Q3 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019
  Compensation and benefits: these expenses amounted to $602,252 in the three-month period ended September 30, 2020 (September 30, 2019 - $571,147). The increase is mostly due to an increase in staff level in the current three-month period.
  Corporate development and marketing:  for the three-month period ended September 30, 2020 totaled $206,987 (September 30, 2019 - $256,370). The decrease was mostly due to a reduction in travel expenses due to COVID-19 travel restrictions in the current period.
  Other income (expense):  amounted to $112,835 (other income) in the three-month period ended September 30, 2020, compared to $207,949 (other expenses) in the comparative period, mostly due to higher foreign exchange gain (non-cash item) in the current quarter, and lower accretion expenses in the current quarter.

Net cash used by the Company in operating activities for the nine-month period ended September 30, 2020 was $13,135,336 (September 30, 2019 - $12,788,419).  The variance between these two periods was mostly driven by exploration and development expenditures, compensation, office and site administration, professional and regulatory fees.

Investing Activities

Net cash received by the Company in investing activities for the nine-month period ended September 30, 2020 was $1,553,181 (September 30, 2019 - $254,816 used in investing activities).  Net cash received by investing activities was higher in the current period, mostly due to the release of the restricted cash (which was held as security bond collateral), partially off-set by higher equipment acquisitions in the current period.

Financing Activities

The total amount related with financing activities in the current period was $28,000,301, comparing to $12,006,710 in the comparative period. The increase in the current period was due to the Company's September 2020 financing.

The Company raised net proceeds of approximately $14.4 million in October 2018 via concurrent brokered and non-brokered financings. The table below summarized the expected use of proceeds and the actual use of proceeds:

October 2018 Financing (Expenditures from late 2018 to June 2019)	October 2018 Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M)	Variance (C$M)
G&A (Expenditures from January 2019 to June 2019)	$2.1	$2.1	$0.0
Drilling (Core and RC) (Expenditures from November 2018 to June 2019)	$4.5 (13,000m of core and RC drilling)	$4.2 (13,169m of core and RC drilling)	($0.3)
Engineering (NI 43-101 and PEA) (Expenditures from January 2019 to June 2019)	$0.7	$0.8	$0.1
Other (field costs, geology work, land acquisition, site G&A, geophysics, metallurgy, etc.) (Expenditures from December 2018 to June 2019)	$1.6	$2.1	$0.5(1)
Payment to Kinross Gold U.S.A., Inc.	$4.5	$4.5	$0.0(2)
Site Ongoing Environmental Monitoring / Water Treatment (Expenditures from January 2019 to June 2019)	$1.0	$1.0	$0.0
Total	$14.4	$14.7	$0.3

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

(1) Variance can be explained due to additional exploration work, land acquisitions and unbudgeted items.  The variances have not had an impact on the Company's ability to achieve its business objectives and milestones.

(2) The Company extended the Kinross Gold U.S.A., Inc. note maturity from May 3, 2019 to November 3, 2019. The Company repaid the note with cash on hand prior to this Offering.

The Company raised net proceeds of approximately $12.0 million in August 2019 via a non-brokered financing. The table below summarized the expected use of proceeds and the actual use of proceeds:

August 2019 Financing (Expenditures from July 2019 to December 2019) (1)	August 2019 Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M) (1)	Variance (C$M)
Corporate G&A	$0	$0	$0
Drilling (Core and RC)	$7.4 (15,000m of core and RC drilling)	$5.4 (12,200m of core and RC drilling)	($2.0)(2)
Other Exploration (magnetics, spectrometry, mapping, travels, etc.)	$0.6	$1.5	$0.9 (3)
Development	$1.4	$1.1	($0.3) (4)
Other (field costs, geology work, land acquisition, land holdings, site G&A, infrastructure, etc.)	$1.7	$2.2	$0.5 (4)
Site Ongoing Environmental Monitoring / Water treatment	$0.9	$1.3	$0.4 (5)
Total	$12.0	$11.5	($0.5)

(1) Actual Use of Proceeds includes actual costs from July to December 2019.

(2) Variance can be explained due to a lesser amount of meters drilled (12,200m vs. original 15,000m planned).

(3) Variance can be explained by additional exploration work such as geochemistry, mapping, IP and spectrometry.

(4) Variance can be explained by the re-allocation of capital items (infrastructure) from "Development" to "Other".

(5) Variance can be explained due to unbudgeted items and special projects.

The Company raised net proceeds of approximately $29.8 million in November and December 2019 via concurrent brokered and non-brokered financings. The table below summarized the expected use of proceeds as of the date of the financings:

November/December 2019 Financings (Expenditures from January 2020 to December 2020) (1)	Nov/Dec 2019 Expected Use of Proceeds (C$M) (1)
Exploration Drilling (Core)	$7.4
Metallurgical Drilling (Core)	$3.5
Other Exploration	$3.4
Development	$6.4
Other (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$2.7
Site Ongoing Environmental Monitoring/Water treatment	$2.4
Corporate G&A	$4.0
Total	$29.8

(1) The Corporation continues to deploy the bulk of these proceeds in a manner consistent with that disclosed in the Corporation's November 2019 prospectus, although it expects that an additional ~$500k will ultimately be attributable to corporate G&A as a result of increased third-party costs from the continuation, consolidation, the August 2020 base shelf prospectus filing, the NYSE American listing and registration filings in the United States.  On the development side, the Corporation anticipates spending less than expected on metallurgical drilling and will re-allocate those funds towards permitting activities.  On the exploration side, the Corporation also anticipates spending more on IP surveys.  The Corporation expects these variances to be minor and that they will not impact the Corporation's ability to achieve its business objectives and milestones as stated in the November 2019 prospectus.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The Company raised net proceeds of approximately C$28.1 million (US$21.3 million) in September 2020 via a brokered financing. The table below summarized the expected use of proceeds and the actual use of proceeds:

September 2020 Financing (Expenditures from January 2021 to Q4 2021) (1)	September 2020 Expected Use of Proceeds (C$M) (1)	September 2020 Expected Use of Proceeds (US$M) (1)
Exploration work, including drilling	C$8.4	US$6.4
Pre-Feasibility Study work, including engineering and permitting	C$11.9	US$9.0
Other (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	C$2.2	US$1.7
Site Ongoing Environmental Monitoring / Water Treatment	C$1.9	US$1.4
Corporate G&A	C$3.7	US$2.8
Total	C$28.1	US$21.3

(1) The Company does not currently expect the actual use of proceeds to differ materially from the expected use of proceeds.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters *.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
September 30, 2020	Nil	(7,658,156)	(0.15)
June 30, 2020	Nil	(5,234,608)	(0.11)
March 31, 2020	Nil	(3,116,967)	(0.07)
December 31, 2019	Nil	(7,437,800)	(0.19)
September 30, 2019	Nil	(5,648,539)	(0.17)
June 30, 2019	Nil	(4,557,202)	(0.15)
March 31, 2019	Nil	(4,009,508)	(0.13)
December 31, 2018	Nil	(3,258,355)	(0.10)

*Net loss per share data reflects the 1 for 2.5 consolidation on July 9, 2020 of the Company's issued and outstanding shares.

Net loss of $7,658,156 for the three-month period ended September 30, 2020 was driven mostly by exploration and development expenses, G&A expenses (such as compensation, corporate development and marketing, office and administration, professional and regulatory fees), stock-based compensation expenses (non-cash item), partly offset by interest, and foreign exchange income. Net loss of $5,234,608 for the three-month period ended June 30, 2020 was driven mostly by exploration and development expenses, G&A expenses (such as compensation, corporate development and marketing, office and administration, professional and regulatory fees), stock-based compensation expenses (non-cash item) and a foreign exchange loss, partly offset by interest  income.  Net loss of $3,116,967 for the three-month period ended March 31, 2020 was driven mostly by exploration and development expenses, and G&A expenses such as compensation, corporate development and marketing, office and administration, professional fees, and the stock-based compensation expenses (non-cash item), partly offset by interest and rent income and foreign exchange gain. Net loss of $7,437,800 for the three-month period ended December 31, 2019 was driven mostly by exploration and development expenses, and head office expenses such as compensation, corporate development and marketing, office and site administration, professional fees, and the stock-based compensation expenses, partly offset by the Company's interest and rent income.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Net loss for the last quarter of 2019 increased comparing to the third quarter of 2019 mostly due to the bonuses paid in December 2019 and stock-based compensation expenses related to the stock options granted in December 2019. Net loss of $5,648,539 for the three-month period ended September 30, 2019 increased comparing to the first two quarters of 2019 mostly due increased office and site administration and corporate development and marketing expenses.

Net loss for the fourth 2018 quarter was driven mostly by exploration expenses, accretion expenses, G&A expenses such as compensation, corporate development and marketing, office expenses, professional fees, stock-based compensation, partially off-set by a foreign exchange gain.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company currently has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

The Company had a working capital of $41,304,796 at September 30, 2020 (December 31, 2019 - $27,587,579). Working capital increased in the current period comparing to the year ended December 31, 2019 mostly due to the Company's September 2020 financing. In the year ended December 31, 2019, the Company raised $44 million gross proceeds from two equity financings and current liabilities decreased due to $4.5 million promissory note paid in October 2019.

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2019, filed on SEDAR at www.sedar.com  and on Integra's website at www.integraresources.com.

LOAN RECEIVABLE

In August 2020, the Company extended a US$140,000 (C$186,746) loan to a local resident to complete the construction of a restaurant in Jordan Valley. This restaurant will serve the local community and the Company's employees and contractors.  The loan bears a 6% interest rate for a five-year term, and the first payment is scheduled for January 2021. The loan is fully secured by the premises and all property affixed or attached to or incorporated upon the premises.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The impairment test has been performed in the current quarter, based on the expected credit loss model. Management assessed the credit risk related to the loan as low.

Summaries of the changes in the loan receivable and interest income for the nine-month period ended September 30, 2020 are included in the Company's unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2020.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return

A portion of the DeLamar Deposit is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of $10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation is estimated at US$54,950 (C$73,298) for 2020 (December 31, 2019 - US$34,950 (C$45,393)), of which US$39,850 (C$53,156) was paid.

In addition, the Company is required to pay land and road access lease payments, option payments and IDL rent payments expected to amount  US$195,043 (C$260,168) for 2020 (December 31, 2019 - US$132,232 (C$171,743)), of which US$165,043 (C$220,151) was paid in the current nine-month period.

The Company's obligation for BML claim fees is estimated to amount to US$183,975 (C$245,404) for 2020 (December 31, 2019 - US$166,730 (C$216,549)), which was fully paid in the current nine-month period.

The increase in payments from 2019 to 2020 is mostly a result of the Company's increased land position.

The Company's commitments and contractual obligations at September 30, 2020, are as follows:

Commitments	Within one year commitment	2 - 5 years commitment	Over 5 years commitment	Total

Contractual obligations*	2,515,867	740,329	-	3,256,196
Total	$2,515,867	$740,329	$-	$3,256,196

*Contractual obligations are related to various exploration and development commitments.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Summaries of the changes in right-of-use assets and the lease liabilities for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are included in the Company's unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2020.

The Company subleased a portion of its head office to three companies for a total rent income of $51,330 in the current nine-month period (September 30, 2019 - $64,500). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its Reno office space and some equipment rentals. For the nine-month period ended September 30, 2020, the Company expensed $85,878 (September 30, 2019 - $69,677) related to these operating leases.  The office lease was terminated during the current nine-month period. The Company's short-term lease commitment as of September 30, 2020 was $49,205 (December 31, 2019 - $90,122).

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As September 30, 2020, $510,980 (December 31, 2019 - $509,731) was due to related parties, for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of September 30, 2020 amounted to $18,674 (December 31, 2019 - $21,385) and was recorded in receivables. These receivables were settled subsequent to the period end.

Remuneration attributed to executives and directors for the nine-month period ended September 30, 2020 and 2019 were as follows:

	September 30, 2020	September 30, 2019
Short-term benefits*	$1,365,915	$961,796
Associate companies**	(25,855)	(32,962)
Stock-based compensation	951,602	736,475
Total	$2,291,662	$1,665,309

*Short-term employment benefits include salaries, consulting fees, vacation accruals, and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

The following tables show the break-down of the compensation and short-term benefits attributed to key management and associate companies for the nine-month periods ended September 30, 2020 and 2019 *.

	Nine-month period ended
Related Parties	September 30, 2020	September 30, 2019 **
George Salamis, Director, CEO & President	$320,482	$224,953
Stephen de Jong, Director	90,000	90,000
David Awram, Director	27,139	27,000
Timo Jauristo, Director	27,000	27,000
Anna Ladd-Kruger, Director	27,139	27,000
C.L. "Butch" Otter, Director	39,355	1,500
Andree St-Germain, CFO	212,939	146,930
Max Baker, VP Exploration	277,989	180,935
Timothy Arnold, COO	343,872	236,478
Total	$1,365,915	$961,796

*Short-term employment benefits include salaries, consulting fees, vacation accruals, and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

** Variance between 2020 and 2019 is mostly due to bonus accruals. The 2019 figures did not include bonus accruals as the Company did not accrue for bonuses then.

Associate companies - September 30, 2020	Paid to	Received from	Net total
VRify Technology Inc. (1)	$2,000	$-	$2,000
Contact Gold Corp. (2)	-	(27,855)	(27,855)
Total	$2,000	$(27,855)	$(25,855)

Associate companies - September 30, 2019	Paid to	Received from	Net total
VRify Technology Inc. (1)	$6,800	$(8,195)	$(1,395)
Contact Gold Corp. (2)	-	(31,567)	(31,567)
Total	$6,800	$(39,762)	$(32,962)

(1) Stephen de Jong, Chairman of the Company, is the CEO of VRify Technology Inc. ("VRify"). The Company paid VRify fees for its virtual reality services. VRify paid the Company rent and office expenses until February 2019.

(2) George Salamis, president and CEO of the Company, is a director of Contact Gold ("Contact Gold"). Contact Gold paid the Company rent and office expenses.

EQUIPMENT FINANCING

During the current nine-month period, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of US$0.6mm (C$0.8mm). The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7%. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

Summaries of the changes in the equipment financing liability and interest expenses for the nine-month period ended September 30, 2020 are included in the Company's unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2020.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

OUTSTANDING SHARE DATA

The following table outlines the outstanding share data as of the date of this MD&A:

November 13, 2020
Issued and outstanding common shares	54,608,177
Outstanding options to purchase common shares	4,529,300
Issued and outstanding common shares (fully diluted)	59,137,477

SUBSEQUENT EVENTS

  On October 5, 2020, the Company granted 40,000 options to a new employee, at an exercise price of $4.42 per option, with the expiry date October 5, 2025.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's audited consolidated financial statements for the year ended December 31, 2019.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's audited consolidated financial statements for the year ended December 31, 2019.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form  for the fiscal year ended December 31, 2019, dated April 15, 2020 and available under the Company's issuer profile on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Additional risks include:

Coronavirus (COVID-19) and Global Health Crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Company's business. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread, travel bans remain in place or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Risks Relating to the Company's Status as a "Foreign Private Issuer" Under U.S. Securities Laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.  Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies.  As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.  In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.  Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements.  The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead.  The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.  As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company May Lose its Status as a Foreign Private Issuer Under U.S. Securities Laws

In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS.  If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, the Company may lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Risks Relating to the Company's Status as an "Emerging Growth Company" Under U.S. Securities Laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act.  The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act.  The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies.  The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.  On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

NON-GAAP MEASURES

Alternative performance measures in this document such as "cash cost" and "AISC" are furnished to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, who are a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of September 30, 2020 and concluded that the disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109"). The Company's internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal controls over financial reporting include:

• Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the  assets of the Company;

• Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

• Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

• Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Management has evaluated the effectiveness of the internal controls over financial reporting as of September 30, 2020 and concluded that those controls were effective.

An independent consultant was engaged to assist management in assessing the effectiveness of internal controls over financial reporting. The independent consultant reported his opinion to management and to the Audit Committee and concluded that the Company's internal controls are effective.

Limitation of Controls and Procedures

Management believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the nine months ended September 30, 2020 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis ("MD&A") contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this MD&A, forward-looking statements relate, but are not limited, to:  the development, operational and economic results of the PEA, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates;  estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar and future development plans;  planned exploration and development programs and expenditures; proposed exploration plans and expected results of exploration and drilling from the DeLamar Project; submission of, and anticipated results of, permitting applications; planned environmental studies; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; currency and interest rate fluctuations and impact of COVID-19 on the timing of exploration work and development studies.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional mineral resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner, the Company's ability to obtain financing as and when required and on reasonable terms and the impact of COVID-19 and the resumption of business.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate);  change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" above for additional risk factors that could cause results to differ materially from forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2020 and 2019

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the unaudited interim condensed consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements with management. The Board of Directors has approved these unaudited interim condensed consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

President and CEO

November 13, 2020